United States
Securities and Exchange Commission
Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

OMB Number 3235-0145
HALLMARK FINANCIAL SERVICES INC
(Name of Issuer)
Common Stock, par value $0.18 per share
(Title of Class of Securities)
40624Q203
(CUSIP Number)
July 01, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)
√	Rule 13d-1(c)
Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

  Names of Reporting Persons.
  I.R.S. Identification Nos. of above persons (entities only).

  SILVER CREEK CAPITAL MANAGEMENT LLC

  Check the Appropriate Box if a Member of a Group (See Instructions)

    √
  SEC Use Only
  Citizenship or Place of Organization

  Washington

Number of Shares Beneficially Owned by Each Reporting Person With:

  Sole Voting Power

  Shared Voting Power

  1,515,151 Common Shares

  Sole Dispositive Power

  Shared Dispositive Power

  1,515,151 Common Shares

  Aggregate Amount Beneficially Owned by Each Reporting Person

  1,515,151 Common Shares

  Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions)
  Percent of Class Represented by Amount in Row 9

  7.3%

  Type of Reporting Person (See Instructions)

  IA

Footnotes:

This Schedule 13G is being filed pursuant to Rule 13d-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on behalf of Silver Creek Capital Management LLC, a Washington limited liability company (the "Management Company") and Silver Creek SAV, L.L.C., a Delaware limited liability company (the "Fund") (the Fund and Management Company, each a "Reporting Person"). The Management Company is the managing member of the Fund and serves as its adviser. The Management Company is also the investment manager or adviser to a variety of other private investment funds not including the Fund. This Schedule 13G relates to the Common Stock, par value $0.18 per share, of Hallmark Financial Services, Inc. (the "Company"). Unless the context otherwise requires, references herein to the "Common Stock" are to such Common Stock of the Company. Prior to July 1, 2009, the Common Stock and certain other securities were held by the Fund in an account over which voting and dispositive power was given to a third party unaffiliated investment manager of the Fund pursuant to an investment management agreement (the “IMA”). On July 1, 2009, the Reporting Persons acquired the authority to vote and to dispose of the securities held by the Fund, including the Common Stock, following the termination of the IMA. The Fund directly owns the Common Stock to which this Schedule 13G relates, and the Reporting Person may be deemed to have beneficial ownership over such Common Stock by virtue of the authority granted to them by the Fund to vote and to dispose of the securities held by the Fund, including the Common Stock.

CUSIP No.

  Names of Reporting Persons.
  I.R.S. Identification Nos. of above persons (entities only).

  Silver Creek SAV, L.L.C.

  Check the Appropriate Box if a Member of a Group (See Instructions)

    √
  SEC Use Only
  Citizenship or Place of Organization

  Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

  Sole Voting Power

  Shared Voting Power

  1,515,151 Common Shares

  Sole Dispositive Power

  Shared Dispositive Power

  1,515,151 Common Shares

  Aggregate Amount Beneficially Owned by Each Reporting Person

  1,515,151 Common Shares

  Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions)
  Percent of Class Represented by Amount in Row 9

  7.3%

  Type of Reporting Person (See Instructions)

  OO

Footnotes:

Please refer to footnote above for Silver Creek Capital Management LLC.

Item 1.

  Name of Issuer

  Hallmark Financial Services, Inc.

  Address of Issuer's Principal Executive Offices

  777 Main Street, Suite 100
  Fort Worth, Texas 76102

Item 2.

  Name of Person Filing

  Silver Creek Capital Management LLC and Silver Creek SAV, L.L.C.

  Address of Principal Business Office or, if None, Residence

  1301 Fifth Avenue, 40th Floor
  Seattle, Washington 98101

  Citizenship

  Washington

  Title of Class of Securities

  Hallmark Financial Services Inc Common Stock

  CUSIP Number

  40624Q203

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
     Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
     Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
     Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
     An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
     An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
     A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
     A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
     A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
     Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

  Amount beneficially owned:

  1,515,151 Common Shares

  Percent of class:

  7.3%

  Number of shares as to which the person has:
    Sole power to vote or to direct the vote:

    Shared power to vote or to direct the vote:

    1,515,151 Common Shares

    Sole power to dispose or to direct the disposition of:

    Shared power to dispose or to direct the disposition of:

    1,515,151Common Shares

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following    .

Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Please refer to footnote above for Silver Creek Capital Management LLC.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable

Item 8. Identification and Classification of Members of the Group

Exhibit 1: Joint Filing Agreement, dated as of July 10, 2009, by and between the Reporting Persons.

Item 9. Notice of Dissolution of Group

Not applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 10, 2009
Date
Silver Creek Capital Management LLC
/s/ Eric E. Dillon
Signature
Eric E. Dillon
Manager
Name / Title
Silver Creek SAV, L.L.C., by its manager Silver Creek Capital Management LLC
/s/ Eric E. Dillon
Signature
Eric E. Dillon
Manager
Name / Title

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)